SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           FFP Marketing Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   30243M 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              W. Alan Kailer, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                December 28, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box o.



CORPDAL:96591.2  12013-00014
                                       -1-

CUSIP No. 30243M 10 5

1. Name of reporting person and S.S. or I.R.S. Identification Nos. of persons: HBF Financial, Ltd. 75-2432770
     ---------------------------------------------------------------------------

2.   Check the appropriate box if a member of a group (see instructions)
     (a) [ ]   (b) [ ]

3.   SEC use only
                    ------------------------------------------------------------

4.   Source of funds (see instructions) OO
                                        ----------------------------------------

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or place of organization     Texas
                                             -----------------------------------



                           7.      Sole voting power                 0
                                                            --------------------
Number of shares
beneficially owned by      8.      Shared voting power            738,443
each reporting person                                       --------------------
with:
                           9.      Sole dispositive power            0
                                                            --------------------

                          10.      Shared dispositive power       738,443
                                                            --------------------

11.  Aggregate amount beneficially owned by each reporting person
                                     738,443
     ---------------------------------------------------------------------------

12. Check if the aggregate amount in row 11 excludes certain shares (see instructions) [ ]

13.  Percent of class represented by amount in row 11
                                      19.5%
     ---------------------------------------------------------------------------

14.  Type of reporting person (See instructions):
                                       OO
     ---------------------------------------------------------------------------



CORPDAL:96591.2  12013-00014
                                       -2-

                                  Schedule 13D

     This  Schedule  13D is being  filed  pursuant  to Rule 13d-1 of the General
Rules and Regulations under the Securities Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used but not defined have the meanings ascribed to such terms in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of FFP Marketing Company, Inc. ("FFP Marketing"), a corporation organized and existing under the laws of the State of Texas. The principal executive offices of FFP Marketing are located at 2801 Glenda Avenue, Fort Worth, Texas 76117-4391.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)  Name:

          This Schedule 13D is filed by HBF Financial, Ltd. ("HBF") a limited liability company organized and existing under the laws of the State of Texas. The managers of HBF are John D. Harvison and J.D. St. Clair.

     (b)  Business Address:

          The principal office and principal business address of HBF is 2801 Glenda Avenue, Fort Worth, Texas 76117-4326. The business address of John D. Harvison and J.D. St. Clair is 2801 Glenda Avenue, Fort Worth, Texas 76117-4326.

     (c)  Principal Business or Occupation:

          The principal business of HBF is investments.

          John D. Harvison's present principal occupation is Vice President of Dynamic Production, Inc., an independent oil and gas exploration and production company. The business address of Dynamic Production, Inc. is 2801 Glenda Avenue, Fort Worth, Texas 76117-4326.

          J.D. St. Clair's present principal occupation is Vice President - Fuel Supply and Distribution of FFP Marketing, the principal business of which is the operation of convenience stores and retail motor fuel outlets and the wholesaling of motor fuel. The business address of FFP Marketing is 2801 Glenda Avenue, Fort Worth, Texas 76117-4391.

     (d)  Criminal Convictions:

          None of HBF, John D. Harvison or J.D. St. Clair,  have been  convicted
     in  a  criminal   proceeding   (excluding  traffic  violations  or  similar
     misdemeanors) in the last five years.


CORPDAL:96591.2  12013-00014
                                       -3-

     (e)  Civil Proceedings:

          None of HBF, John D. Harvison or J.D. St. Clair, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)  Organization or Citizenship:

          HBF is a Texas limited liability company.

          John D. Harvison and J.D. St. Clair are both citizens of the United States.

ITEM 3. SOURCE AND AMOUNT FUNDS OR OTHER CONSIDERATION.

          HBF acquired shares of the Common Stock of FFP Marketing in connection with the restructuring of FFP Partners, L.P., a publicly traded partnership ("FFPLP"), that, prior to the restructuring, owned and operated convenience stores, truck stops, and self-service motor fuel outlets and conducted fuel wholesaling and terminaling operations and other related activities. The restructuring, which was approved by FFPLP's unitholders on December 26, 1997 and completed on December 28, 1997, separated FFPLP's non-real estate assets from its real estate assets by transferring FFPLP's fuel and merchandise marketing assets and other businesses conducted by it to FFP Marketing. Pursuant to the terms of the restructuring, FFPLP unitholders continue to own their units in FFPLP and also automatically received one share of FFP Marketing Common Stock for each FFPLP unit owned.

          HBF owns, ninety-eight percent (98%) of Nu-Way Energy Corporation, a corporation organized and existing under the laws of the State of Texas (the "Subsidiary"), which owns units of FFPLP. As a result of such ownership, HBF may be deemed to hold the power to vote and dispose of the Common Stock of FFP Marketing received by the Subsidiary upon completion of the restructuring. Through its ownership of the Subsidiary, HBF received beneficial ownership of 738,443 shares of Common Stock of FFP Marketing upon completion of the restructuring.

ITEM 4. PURPOSE OF TRANSACTION.

          The Common Stock of FFP Marketing was acquired as a result of the restructuring of FFPLP which was completed on December 28, 1997.

          None of HBF, John D. Harvison or J.D. St. Clair has any current plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.


CORPDAL:96591.2  12013-00014
                                       -4-

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

          (a) The beneficial ownership of shares of Common Stock of FFP Marketing for each person named in Item 2 of this Schedule 13D as of December 28, 1997, based on the issued and outstanding units of FFPLP as of December 5, 1997, the record date for the restructuring, is set forth in
     Schedule  I  attached  hereto  and  specifically   incorporated  herein  by
     reference.

          (b) HBF has shared voting and dispositive power over 738,443 shares of Common Stock with 7HBF, Ltd., a Texas limited partnership ("7HBF"), which owns 100% of Southway, Inc., a Texas corporation which owns 2% of the Subsidiary. The general partner of 7HBF is 7HBF Management Co. Ltd., a Texas limited liability company (the "General Partner"). The managers of the General Partner are John D. Harvison and Randall W. Harvison. John D. Harvison has sole voting and dispositive power over 16,667 shares of Common Stock and, other than in his capacity as an officer, director or manager, he has no shared voting or dispositive power over any shares. Other than in his capacity as an officer, director or manager, Randall W. Harvison has no voting or dispositive power, sole or shared, over any shares of Common Stock. J.D. St. Clair has sole voting and dispositive power over 35,000 shares of Common Stock and may be deemed to have shared voting and dispositive power with 7HBF over 83,417 shares held by a company of which Mr. St. Clair is a director, executive officer and a one-third owner.

          The applicable information required by Item 2 with respect to each person with whom the power to vote or direct the vote or to dispose or direct the disposition is shared, to the best of the Reporting Person's knowledge, is as follows:

          Name and Business Address:
          -------------------------

               The principal office and principal business address of 7HBF and the General Partner is 2801 Glenda Avenue, Fort Worth, Texas 76117-4326. The business address of Randall W. Harvison is 2801 Glenda Avenue, Fort Worth, Texas 76117-4326.

          Principal Business or Occupation:
          --------------------------------

               The principal business of 7HBF is investments.

               The principal business of the General Partner is investments.

               Randall W. Harvison's present principal occupation is as an attorney with a solo practice, the business address of which is 2801 Glenda Avenue, Fort Worth, Texas 76117-4326.



CORPDAL:96591.2  12013-00014
                                       -5-

          Criminal Convictions:
          --------------------

               None of 7HBF, the General Partner, or Randall W. Harvison has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

          Civil Proceedings:
          -----------------

               None of 7HBF, the General Partner, or Randall W. Harvison has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          Organization or Citizenship:
          ---------------------------

               7HBF is a Texas limited partnership.

               The General Partner is a Texas limited liability company.

               Randall W. Harvison is a citizen of the United States.

          (c) Other than as described in this Schedule 13D, none of the persons named in response to paragraph (a) of Item 5 have effected any transactions in the Common Stock of FFP Marketing in the past sixty days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable.




CORPDAL:96591.2  12013-00014
                                       -6-

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

January 26, 1998                       HBF FINANCIAL, LTD.

                                       By:  /s/ John D. Harvison
                                            ------------------------------------
                                            John D. Harvison, Manager




CORPDAL:96591.2  12013-00014

                                   SCHEDULE I



Name of Beneficial           Number of FFP Marketing            Percent Owned
    Owner                   Shares Owned Beneficially           Beneficially(1)
------------------          -------------------------           ---------------

HBF Financial, Ltd.                 738,443(2)                       19.5%
John D. Harvison                     16,667(3)                        0.4%
J.D. St. Clair                      119,425(4)                        3.2%


     ----------
     (1) Based on 3,779,415 FFP Marketing shares outstanding after the restructuring. FFP Marketing shares that an individual has the right to acquire within 60 days pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such individual but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

     (2) Consists of 738,443 shares owned by Nu-Way Energy Corporation, a Texas corporation which is 98% owned by HBF Financial, Ltd.

     (3) Consists of options to acquire 16,667 shares of Common Stock of FFP Marketing.

     (4) Includes options to acquire 30,000 shares of Common Stock of FFP Marketing; 5,000 shares held directly; and 83,417 shares held by a company of which Mr. St. Clair is a director, executive officer, and a one-third owner; and 1,008 shares owned by a company which is partially owned by two companies in which Mr. St. Clair has interests of 25% and 33.3%. Mr. St. Clair may be deemed to share beneficial ownership of 83,417 shares with 7HBF, Ltd.



CORPDAL:96591.2  12013-00014